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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                                 BAREFOOT INC.
                           (NAME OF SUBJECT COMPANY)

                       SERVICEMASTER LIMITED PARTNERSHIP
                                   (BIDDER)

     COMMON STOCK, $.01 PAR VALUE                    067512 10 3
    (Title of Class of Securities)      (CUSIP Number of Class of Securities)

                               VERNON T. SQUIRES
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                             ONE SERVICEMASTER WAY
                      DOWNERS GROVE, ILLINOIS 60515-9869
                           TELEPHONE: (630) 271-1300
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                  Copies to:
                              ROBERT H. KINDERMAN
                               KIRKLAND & ELLIS
                             200 E. RANDOLPH DRIVE
                            CHICAGO, ILLINOIS 60601

                               ----------------

                           CALCULATION OF FILING FEE
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
                 TRANSACTION                                     AMOUNT OF
                 VALUATION*                                      FILING FEE
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
                $232,000,000                                      $46,400
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
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*  Estimated solely for the purposes of determining the filing fee only. The amount assumes the purchase of 14,519,760 Barefoot Shares (as defined herein) at $16.00 per share. The amount of the filing fee is calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934.

[X]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                                            $46,400
      Amount Previously Paid: _________________________________
                             S-4 REGISTRATION STATEMENT (FILE NO.
                                           333-17759)
      Form or Registration No.: _______________________________
                          SERVICEMASTER LIMITED PARTNERSHIP
      Filing Party: ___________________________________________
                       DECEMBER 12, 1996 AND JANUARY 16, 1997
                                   (AMENDMENT NO. 1)
      Date Filed: _____________________________________________

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


 CUSIP No. 067512103                 14D-1


    NAME OF REPORTING PERSON
  1

                       ServiceMaster Limited Partnership

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:       36-3497008
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    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
  2                                                                  (a)

                                                                     (b)


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  3 SEC USE ONLY

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    SOURCE OF FUNDS*
  4

                                     BK, WC

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  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(D) OR 2(E)



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    CITIZENSHIP OR PLACE OF ORGANIZATION
  6

                                    Delaware

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  7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    289,000

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    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES*

  8


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  9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                                      2.0%

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 10
    TYPE OF REPORTING PERSON*

                                       PN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND SUBJECT COMPANY

  (a) The name of the subject company is Barefoot Inc., a Delaware corporation ("Barefoot"), and the address of its principal executive offices is 450 West Wilson Bridge Road, Worthington, Ohio 43085.

  (b) This Statement relates to the offer by ServiceMaster Limited Partnership (the "Offer"), a Delaware limited partnership ("ServiceMaster"), to acquire all of the 14,519,760 outstanding shares of common stock, par value $.01 ("Barefoot Shares"), of Barefoot, together with the associated Series A Junior Participating Preferred Stock Purchase Rights (the "Stock Purchase Rights"), not already owned by ServiceMaster, for, at the election of the holder, either: (i) $16.00 in cash, without any interest thereon (the "Cash Consideration"); or (ii) a fraction (the "Conversion Fraction") of a validly issued, fully paid and nonassessable share ("ServiceMaster Share") of limited partnership interest in ServiceMaster, determined by dividing $16.00 by the greater of (x) $23.00 or (y) the average (without rounding) of the closing price (the "Average ServiceMaster Share Price") of ServiceMaster Shares on the New York Stock Exchange ("NYSE") as reported on the NYSE Composite Tape for the 15 consecutive NYSE trading days ending on the fifth NYSE trading day immediately preceding the Expiration Date (as defined in the Offering Circular/Prospectus) and rounding the result to the nearest one one-hundred thousandth of a share (the "Share Consideration" and collectively with the Cash Consideration, the "Offer Consideration"). Pursuant to the Offer, Barefoot stockholders may elect to receive all cash or all ServiceMaster Shares or any combination thereof. There is no limit on the percentage of the Offer Consideration which may be received as cash or as ServiceMaster Shares. The Offer is made on the terms and subject to the conditions set forth in the Offering Circular/Prospectus and in the related Letter of Transmittal/Form of Election, copies of which are attached hereto as Exhibits (a)(1) and (a)(2). The information set forth in the sections of the Offering Circular/Prospectus entitled "SUMMARY--The Offer", "SUMMARY--Barefoot" and "THE OFFER" is incorporated herein by reference.

  (c) The information set forth in the section of the Offering
Circular/Prospectus entitled "SUMMARY--Market Price Data And Distributions" is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

  (a)-(d) and (g) This Statement is filed by ServiceMaster. The information set forth in the sections of the Offering Circular/Prospectus entitled "SUMMARY--ServiceMaster" and Schedule I is incorporated herein by reference.

  (e)-(f) Neither ServiceMaster, nor, to the best knowledge of ServiceMaster, any of the persons listed in Schedule I of the Offering Circular/Prospectus, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

  (a)-(b) The information set forth in the sections of the Offering Circular/Prospectus entitled "THE OFFER--History of the Negotiations" and "CERTAIN RELATIONSHIPS" is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

  (a) The information set forth in the section of the Offering
Circular/Prospectus entitled "THE OFFER--Source and Amount of Funds" is incorporated herein by reference.

  (b)-(c) ServiceMaster intends to use cash on hand and, to the extent necessary, borrowings under its existing revolving credit agreement to pay the Cash Consideration. ServiceMaster's revolving credit agreement is Exhibit (b) to this Schedule 14D-1, and is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

  (a)-(e) The Offer is being made by ServiceMaster pursuant to an Acquisition Agreement (the "Acquisition Agreement") dated as of December 5, 1996, among ServiceMaster, ServiceMaster Acquisition Corporation ("Merger Sub"), a Delaware corporation and wholly owned subsidiary of ServiceMaster, and Barefoot. To complete its acquisition of Barefoot, ServiceMaster has agreed to effect as promptly as possible after consummation of the Offer a cash-out merger (the "Merger") of Merger Sub with and into Barefoot for $16.00 in cash per Share without interest thereon (the "Merger Consideration") and upon the terms and subject to the conditions set forth in a Plan and Agreement of Merger executed simultaneously with the Acquisition Agreement (the "Merger Agreement"). The information set forth in the sections of the Offering Circular/Prospectus entitled "SUMMARY--The Offer"; "SUMMARY--The Merger," "DESCRIPTION OF ACQUISITION AGREEMENT AND MERGER AGREEMENT," "SUMMARY--Post-Acquisition Operations," ANNEX A-I and ANNEX A-II is incorporated herein by reference.

  (f)-(g) Upon consummation of the Merger, ServiceMaster intends to discontinue the quotation of the Barefoot Shares on the Nasdaq National Market and to terminate registration of Barefoot Shares with the Securities and Exchange Commission pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. The information set forth in the sections of the Offering Circular/Prospectus entitled "DESCRIPTION OF ACQUISITION AGREEMENT AND MERGER AGREEMENT" and "THE OFFER--Certain Effects of the Offer Pending Consummation of the Merger" is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

  (a)-(b) The information set forth in the section of the Offering Circular/Prospectus entitled "CERTAIN RELATIONSHIPS" is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

  The information set forth in the section of Offering Circular/Prospectus entitled "DESCRIPTION OF ACQUISITION AGREEMENT AND MERGER AGREEMENT" is hereby incorporated by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  The information set forth in the sections of the Offering
Circular/Prospectus entitled "THE OFFER--Fees and Expenses" and "THE OFFER-- Miscellaneous" is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

  The information set forth in the sections of the Offering Circular/Prospectus entitled "SUMMARY--SELECTED HISTORICAL FINANCIAL INFORMATION; Selected Historical Financial Information of ServiceMaster," "INCORPORATION OF DOCUMENTS BY REFERENCE," "SUMMARY--SELECTED PRO FORMA FINANCIAL INFORMATION," "SUMMARY--UNAUDITED COMPARATIVE PER SHARE DATA" and "UNAUDITED PRO FORMA FINANCIAL INFORMATION," is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION

  (a) None.

  (b) The information set forth in the section of the Offering
Circular/Prospectus entitled "SUMMARY--The Offer; Regulatory Approvals" and "THE OFFER--Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

  (c) The information set forth in the section of the Offering
Circular/Prospectus entitled "SUMMARY--The Offer; Regulatory Approvals" and "THE OFFER--Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference

  (d) The information set forth in the sections of the Offering
Circular/Prospectus entitled "SUMMARY--The Offer; Effects of the Offer" and "THE OFFER--Certain Effects of the Offer Pending Consummation of the Merger" is incorporated herein by reference.

  (e) None.

  (f) The information set forth in the Offering Circular/Prospectus and the Letter of Transmittal/Form of Election is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

     (a)(1)    Offering Circular/Prospectus dated January 17, 1997.
     (a)(2)    Letter of Transmittal/Form of Election.
     (a)(3)    Notice of Guaranteed Delivery.
     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
     (a)(5)    Letter to Clients for use by Brokers, Dealers, Commercial Banks,
               Trust Companies and Other Nominees.
     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
     (a)(7) Text of press releases issued by ServiceMaster and Barefoot dated December 5, 1996 and January 17, 1997.
     (a)(8)    Form of summary advertisement dated January 17, 1997.
     (b)       Revolving Credit Agreement between ServiceMaster and certain
               Lenders.
     (c) The Acquisition Agreement and the Merger Agreement are set forth as Annex A-I and Annex A-II, respectively, to the Offering
               Circular/Prospectus. See Exhibit (a)(1).
     (d)(1)    Opinion of Kirkland & Ellis set forth as Annex C-II to the
               Offering Circular/Prospectus. See Exhibit (a)(1).
     (d)(2)    Opinion of Vorys, Sater, Seymour and Pease set forth as Annex C-
               I to the Offering Circular/ Prospectus. See Exhibit (a)(1).
     (e)       See Exhibit (a)(1).

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 17, 1997                   Servicemaster Limited Partnership

                                                     Vernon T. Squires
                                          By: _________________________________
                                             Name: Vernon T. Squires
                                             Title:
                                                   Senior Vice President and
                                                   General Counsel

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                                  EXHIBIT DESCRIPTION
 -------                                 -------------------
 (a)(1)  Offering Circular/Prospectus dated January 17, 1997.
 (a)(2)  Letter of Transmittal.
 (a)(3)  Notice of Guaranteed Delivery.
 (a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
 (a)(5)  Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies
         and Other Nominees.
 (a)(6)  Guidelines for Certification of Taxpayer Identification Number on Substitute Form
         W-9.
 (a)(7)  Text of press releases issued by ServiceMaster dated December 5, 1996 and January
         17, 1997.
 (a)(8)  Form of summary advertisement dated January 17, 1997.
 (b)     Revolving Credit Agreement between ServiceMaster and certain Lenders.
 (c)     The Acquisition Agreement and the Merger Agreement are set forth as Annex A-I and
         Annex A-II, respectively, to the Offering Circular/Prospectus. See Exhibit (a)(1).
 (d)(1)  Opinion of Kirkland & Ellis set forth as Annex C-II to the Offering
         Circular/Prospectus. See Exhibit (a)(1).
 (d)(2)  Opinion of Vorys, Sater, Seymour & Pease set forth as Annex C-I to the Offering
         Circular/ Prospectus. See Exhibit (a)(1).
 (e)     See Exhibit (a)(1).